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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM 13F

                        FORM 13F Cover Page


  Report for the Calendar Year or Quarter Ended December 31, 2010

  Check here if Amendment:              |_|; Amendment Number: ____

  This Amendment (Check only one):   |_| is a restatement
                                     |_| adds new holding entries.

  Institutional Manager Filing this Report:

  Name:          Arbitrage Associates L.P.

  Address:       c/o Ogier Fiduciary Services (Cayman) Limited
                 89 Nexus Way
                 Camana Bay
                 Grand Cayman KY1-9007
                 Cayman Islands


  13F File Number: 28-13433

  The institutional investment manager filing this report and the person by whom
  it is signed hereby represent that the person signing the report is authorized
  to submit it, that all information contained herein is true, correct and
  complete, and that it is understood that all required items, statements,
  schedules, lists, and tables, are considered integral parts of this form.

  Person Signing this Report on Behalf of Reporting Manager:

  Name:   Robert Rettie
  Title:  Chief Accounting Officer
  Phone:  (212) 396-8742


  Signature, Place and Date of Signing:


  /s/ Robert Rettie              New York, New York         February 11, 2011
  -------------------           ------------------------    ---------------------
     [Signature]                    [City, State]                  [Date]

  <PAGE>
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Report Type: (Check only one):

[ ]      13F HOLDINGS REPORT.  (Check here if all holdings of this reporting
         manager are reported in this report).

[X]      13F NOTICE.  (Check here if no holdings reported are in this report,
         and all holdings are reported by other reporting managers(s).)

[ ]      13F COMBINATION REPORT.  (Check here if a portion of the holdings for
         this reporting manager are reported in this report and a portion are
         reported by other reporting manager(s).)


List of Other Managers Reporting for this Manager:

Form 13F File Number              Name

28-11896                          TIG Advisors, LLC


<PAGE>
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                           Form 13F SUMMARY PAGE


    Report Summary:

    Number of Other Included Managers:           0

    Form 13F Information Table Entry Total:        0

    Form 13F Information Table Value Total:       $0
                                         (thousands)


    List of Other Included Managers: None

    Provide a numbered list of the name(s) and Form 13F file number(s) of all
    institutional investment managers with respect to which this report is filed,
    other than the manager filing this report.
```

ANSI Text **Confidential**